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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO–T/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RUBICON MEDICAL CORPORATION
(Name of Subject Company)

NEMO I ACQUISITION, INC.
a wholly owned subsidiary of
 BOSTON SCIENTIFIC CORPORATION
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Share
(Title of Class of Securities)

78112Q103
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
One Boston Scientific Place
Natick, Massachusetts 01760-1537
(508) 650-8000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
 Clare O'Brien, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$97,883,095	$11,520.84

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.50, the per share tender offer price, plus the right to receive additional payments in the aggregate amount of up to $1.44 per share if certain milestones are achieved, by the sum of 31,772,070 currently outstanding shares of Common Stock sought in the Offer and the 1,521,500 shares of Common Stock subject to vested options as of April 18, 2005.

**
Calculated as 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $11,520.84	Filing Party: Nemo I Acquisition, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: May 3, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement filed on Schedule TO filed on May 3, 2005 (as so amended, the "Schedule TO"), by Nemo I Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation. This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Rubicon Medical Corporation, a Delaware corporation, at a purchase price of $1.50 per Share, net to the seller in cash, together with the right to receive additional payments in the aggregate amount of up to $1.44 per Share in cash, without interest, if certain milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by replacing the first paragraph in Section 4 of the Offer to Purchase with the following:

          Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 1, 2005. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 14d-7 or 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law.

Item 12.    Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

    "(a)(9) Letter to Stockholders regarding Additional Payments"

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005

NEMO I ACQUISITION, INC.
By:	/s/ LAWRENCE J. KNOPF Name: Lawrence J. Knopf Title: Vice President—Legal

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005

BOSTON SCIENTIFIC CORPORATION
By:	/s/ LAWRENCE J. KNOPF Name: Lawrence J. Knopf Title: Vice President and Assistant General Counsel

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EXHIBIT INDEX

Exhibit No.

(a)(9)                Letter to Stockholders regarding Additional Payments

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  Item 4. Terms of the Transaction.
  Item 12. Material to Be Filed as Exhibits.
EXHIBIT INDEX